Date and Time: September 28, 2005 09:28 AM Pacific Time

Ministry of Finance Corporate and Personal Property Registries www.corporateonline.gov.bc.ca	Mailing Address: Location: PO BOX 9431 Stn Prov Govt. 2nd Floor - 940 Blanshard St. Victoria BC V8W 9V3 Victoria BC 250 356-8626

Transition Application

FORM 43

BUSINESS CORPORATIONS ACT
Section 437

FILING DETAILS: Filed Date and Time: Transition Date and Time:	Transition Application for: DEREK OIL & GAS CORPORATION January 12, 2005 04:08 PM Pacific Time Transitioned on January 12, 2005 04:08 PM Pacific Time

TRANSITION APPLICATION

This confirms there has been filed with the registrar all records necessary to ensure that the information in the corporate registry respecting the directors of the company is, immediately before the transition application is submitted to the registrar for filing, correct.

Incorporation Number:

Name of Company:

BC0231 573

DEREK OIL & GAS CORPORATION

NOTICE OF ARTICLES

Name of Company:

DEREK OIL & GAS CORPORATION

REGISTERED OFFICE INFORMATION

Mailing Address:

Delivery Address:

#1 710- 1177W HASTINGS ST

#1710- 1177WHASTINGSST

VANCOUVER BC V6E 2L3

VANCOUVER BC V6E 2L3

CANADA

CANADA

RECORDS OFFICE INFORMATION

Mailing Address:

Delivery Address:

#1 710- 1177W HASTINGS ST

#1710- 1177WHASTINGSST

VANCOUVER BC V6E 2L3

VANCOUVER BC V6E 2L3

CANADA

CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name: BOSWELL, W. PATRICK Mailing Address: 8043 CHARDIE RD SW CALGARY AB T2J5L7	Delivery Address: 8043 CHARDIE RD SW CALGARY AB T2J5L7

Last Name, First Name, Middle Name: BYRD, EDWARD G. Mailing Address: 6228 SUMMIT AVENUE WEST VANCOUVER BC V7W1Y4	Delivery Address: 6228 SUMMIT AVENUE WEST VANCOUVER BC V7W1Y4

Last Name, First Name, Middle Name: EHRL, BARRY C.J. Mailing Address: 519111 NO 5 ROAD RICHMOND BC V7A4N3	Delivery Address: 519111 NO 5 ROAD RICHMOND BC V7A4N3

Last Name, First Name, Middle Name:

LUSH, JOHN F.P.

Mailing Address:

PETROVAL SA 84 AVENUE

LOUIS CASAI

COINTRIN GENEVA SWITZERLAND CH1216

Delivery Address:

PETROVAL SA 84 AVENUE

LOUIS CASAI

COINTRIN GENEVA SWITZERLAND CH1216

Last Name, First Name, Middle Name:

STEVENS, ALAN H.

Mailing Address:

Delivery Address

126 LA FLORICITA

126 LA FLORICITA

PISMO BEACH CA 93449 UNITED STATES

PISMO BEACH CA 93449 UNITED STATES

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1. 100,000,000

COMMON Shares

Without Par Value

Without Special Rights or Restrictions attached